SHEARMAN & STERLING LLP

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WRITER’S DIRECT NUMBER: (212) 848-7628 (212) 848-8073 WRITER’S EMAIL ADDRESS: ccondon@shearman.com eswann@shearman.com

June 20, 2005

VIA FACSIMILE AND

EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549-0406

Attn:	Michael Pressman

Daniel Lee

SunGard Data Systems Inc.

Amendment No. 2 to Schedule 13E-3 – File No. 5-38060

Revised Schedule 14A – File No. 1-12989

Filed June 14, 2005

Dear Messrs. Pressman and Lee:

On behalf of our client SunGard Data Systems Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) received by telecopy on June 17, 2005, concerning the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) under the Securities Exchange Act of 1934,

June 20, 2005

as amended (the “Exchange Act”) and Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) of the Company, Solar Capital Corp. (“Merger Co”) and Cristóbal Conde under the Exchange Act, in each case filed by the Company on June 14, 2005. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent any response relates to information concerning Merger Co, any of the funds (the “Funds”) affiliated with the seven private equity firms identified in the Proxy Statement, Credit Suisse First Boston or Lazard, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.

General

1.	We note your response to prior comment no. 1 in our letter dated June 7, 2005 and your statement that Merger Co is filing as a filing person on a voluntary basis. As you noted, our position per the Current Issues Outline is to look through a filing person that is an acquisition vehicle to the parent thereof. Despite the voluntary basis you indicate, Merger Co has filed as a filing person. In accordance with our position, a looking through of Merger Co suggests that the funds are the persons controlling it. As a result, it appears that the funds should be identified as filing persons.

RESPONSE:

We respectfully advise the Staff that we do not believe that Merger Co is an affiliate of the Company. Accordingly, we do not believe that Merger Co should be a filing person in connection with the Transaction Statement.

Merger Co is not in a control relationship with the Company, through share ownership or otherwise. The only basis on which Merger Co could be deemed to be an affiliate of the Company is through the relationship of Cristóbal Conde to the Company and to the surviving corporation in the merger. According to the Staff’s Current Issues Outline, when determining whether a member of senior management of an issuer is an affiliate engaged in a going-private transaction, an important aspect of the analysis is the ability of management to “control” the surviving company in the transaction, through board seats, senior management positions and ownership of a material amount of the surviving company’s outstanding equity securities. While it is expected that Mr. Conde will execute an employment agreement with the holding company of the surviving corporation and that he will be appointed as one of the eight members of the board of directors of the surviving corporation and its holding company or companies, he will beneficially own at closing less than 1% of the outstanding equity securities of the surviving corporation’s holding company or companies based on his equity investment (with management as a whole representing only approximately 3% of the total equity, based on equity investments). Even factoring in option awards to be granted after closing, Mr. Conde will hold less than 3% of the total equity interests of the holding

June 20, 2005

company or companies of the surviving corporation, of which approximately 1.3% will consist of performance-based option awards that will vest only upon and subject to the achievement of predetermined performance targets. The options to be granted to Mr. Conde after closing vest over the next five to six years. The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on employment arrangements or executive officer or director positions. (See Note 6, Release No. 34-16075). Mr. Conde’s employment and board positions alone, without a material equity interest, should not constitute a “control” relationship with the surviving company or its holding company or companies so as to require that Merger Co be a filing person. Accordingly, we respectfully request permission from the Staff to remove Merger Co as a filing person to the Transaction Statement.

As discussed with the Staff on June 17, 2005, disclosure has been included in the Proxy Statement regarding the fact that each of Credit Suisse First Boston and Lazard have provided investment banking services to the private equity sponsors and their respective affiliates. If the Staff determines that each of the Funds should be included as filing persons, we propose to include disclosure in the Proxy Statement regarding compensation received by each of Credit Suisse First Boston and Lazard in the past two years for investment banking services provided directly to the Fund and to the private equity sponsor affiliated with the Fund.

2.	We note your response to prior comment no. 3 in our letter dated June 7, 2005. Please advise us of the basis for the board’s determination that the spin-off transaction “would not provide greater value to stockholders within a timeframe comparable to that in which the merger would be completed,” as disclosed on page 24. Further, notwithstanding your statement that the board did not rely on the presentation materials for the spin-off transaction, please advise us how the board’s analysis of the merits of the merger transaction was not informed by its previous consideration of the spin-off transaction.

RESPONSE:

We respectfully advise the Staff that the board of directors of the Company considered the $36.00 per share price to be an extremely compelling factor in favor of the merger transaction. As the board noted in its deliberations regarding the transaction, in the five-year period prior to March 18, 2005 (the last trading day before the Company confirmed that it was in merger discussions), the Company’s common stock closed at or above $34.00 only eight times and never closed at or above $35.00. In addition, the $36.00 per share price represents premiums of approximately 44.3% to the closing price on March 18, 2005, approximately 39.3% to the average closing price of the Company’s common stock for the 30 trading days prior to March 27, 2005 (the day that the board approved the transaction and the merger agreement was executed) and approximately 25.7% to the highest closing price for the Company’s common stock during the year prior to March 27, 2005. The board also noted that the $36.00 per share merger price represented a substantial premium to the trading price of the Company’s common stock during the period since the public announcement of the proposed spin off in October 2004.

June 20, 2005

The board also considered timeframe – namely, the expectation that the merger would be completed in the third quarter of 2005. Any benefits to be realized in a spin-off transaction would obviously take longer to materialize and would be considerably more speculative, as stockholders would be required to wait for any possible increase in trading value or for an eventual sale of one or both of the separated businesses. The board had received a significant amount of information in connection with its review of the proposed spin-off announced in October 2004 and reasonably concluded that, given the clear advantages of the proposed merger in terms of price, timeframe and certainty, no additional substantive evaluation of the spin-off was necessary in its determination to approve the merger as the transaction providing the best value reasonably available to stockholders.

Schedule 14A

Special Factors

Opinion of Credit Suisse First Boston LLP, pp. 28-36

3.	We note your additional disclosure with respect to the small discount that Credit Suisse First Boston will be entitled to in connection with its facilitation of option exercises by your management. Please disclose this discount.

RESPONSE:

Additional disclosure will be included in the Proxy Statement in response to the Staff’s comment. Please see our proposed disclosure on page 36 of the Proxy Statement under “SPECIAL FACTORS—Opinion of Credit Suisse First Boston LLP” and page 59 of the Proxy Statement under “SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”, marked copies of which are attached hereto.

Representations and Warranties, pp. 78-86

4.	We note the statement that the representations and warranties “were made solely for the purposes of the contract.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

RESPONSE:

Additional disclosure will be included in the Proxy Statement in response to the Staff’s comment. Please see our proposed disclosure on page 78 the Proxy Statement under “THE MERGER AGREEMENT (PROPOSAL NO. 1) – Representations and Warranties”, a marked copy of which is attached hereto.

* * * *

Please direct any questions concerning this letter to Creighton O’M. Condon at (212) 848-7628 or Eliza W. Swann at (212) 848-8073.

June 20, 2005

Very truly yours,

/s/ Creighton O’M. Condon
Creighton O’M. Condon

/s/ Eliza W. Swann
Eliza W. Swann

Attachments

cc:	Cristóbal Conde

Lawrence A. Gross, Esq.

SunGard Data Systems Inc.

Clare O’Brien, Esq.

Shearman & Sterling LLP

Alfred O. Rose, Esq.

Julie H. Jones, Esq.

Ropes & Gray LLP

Howard L. Shecter, Esq.

Robert J. Lichtenstein, Esq.

Morgan, Lewis & Bockius LLP

affiliated or associated with Credit Suisse First Boston have invested in private equity funds managed or advised by the private investment firms whose affiliates are stockholders of Merger Co. In addition, at SunGard’s request, Credit Suisse First Boston or one or more of its affiliates may offer to provide, or otherwise assist Merger Co in obtaining, all or a portion of the financing in connection with the merger, for which Credit Suisse First Boston would receive additional compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of SunGard, Merger Co, affiliates of the stockholders of Merger Co and any other company that may be involved in the merger and, accordingly, may at any time hold a long or short position in such securities, as well as provide investment banking and other financial services to such companies.

SunGard has agreed to pay Credit Suisse First Boston for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $35 million, $5 million of which became payable upon Credit Suisse First Boston’s delivery of its opinion. SunGard has also agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston with the consent of the Company, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement. In addition, Credit Suisse First Boston will be entitled to a small discount, which will be no greater than 20 basis points, and a flat administrative fee, which will be no greater than $150,000 in the aggregate, with respect to any shares of SunGard common stock purchased in connection with its facilitation of the exercise of options by SunGard’s management participants, as described in “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger.”

Opinion of Lazard Frères & Co. LLC

Under an engagement letter, dated March 17, 2005, SunGard retained Lazard to perform a financial analysis of SunGard and to render an opinion to the board of directors of SunGard as to the fairness, from a financial point of view, to holders of SunGard’s common stock (other than Merger Co, any stockholders of Merger Co, any of SunGard’s directors or management and any stockholders of SunGard who properly exercise dissenters’ rights) of the consideration to be paid to such holders in the merger. Lazard has delivered to SunGard’s board of directors a written opinion, dated March 27, 2005, that, as of that date, the consideration to be paid to the holders of SunGard common stock (other than Merger Co, any stockholders of Merger Co, any of SunGard’s directors or management and any stockholders of SunGard who properly exercise dissenters’ rights) in the merger is fair to such holders, from a financial point of view. SunGard did not give Lazard any specific instructions, including what valuation methodologies to use, with respect to making its fairness opinion. In connection with Lazard’s fairness opinion, Lazard used customary valuation methodologies based on Lazard’s experience and judgment in the valuation of businesses and their securities in connection with mergers and acquisitions, recapitalizations and similar transactions.

The full text of the Lazard opinion is attached as Annex C to this proxy statement and is incorporated into this proxy statement by reference. You are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with the opinion. Lazard’s written opinion is directed to SunGard’s board of directors and only addresses the fairness to the holders of SunGard common stock (other than Merger Co, any stockholders of Merger Co, any of SunGard’s directors or management and any stockholders of SunGard who properly exercise dissenters’ rights) of the consideration to be paid to such holders in the merger as a result of the merger, calculated by multiplying (i) the excess of $36.00 over the per share exercise price of the option by (ii) the number of shares subject to the option, and without regard to deductions for income taxes and other withholding. With certain limited exceptions, performance-based SunGard stock options granted in 2005 will not become exercisable by reason of the merger and will convert into options for stock of the holding company or companies of SunGard.

Executive Officers	Vested Options		Options that will vest as a result of the merger		Totals

Name	Shares	Value	Shares	Value	Total Shares	Total Value
James E. Ashton III	180,350	$2,369,550	359,250	$4,449,133	539,600	$6,818,683
Donald W. Birdwell	145,260	$1,955,940	404,750	$4,244,281	550,010	$6,200,221
Andrew P. Bronstein	296,388	$5,518,019	217,712	$2,762,827	514,100	$8,280,846
Robert F. Clarke	217,933	$3,488,823	258,267	$2,966,372	476,200	$6,455,195
Cristóbal Conde	2,318,622	$42,638,455	1,363,737	$15,707,075	3,682,359	$58,345,530
T. Ray Davis	296,362	$4,992,666	289,438	$2,985,187	585,800	$7,977,853
Harold C. Finders	69,894	$838,091	234,306	$2,570,241	304,200	$3,408,332
Lawrence A. Gross	341,185	$5,286,234	382,690	$4,814,602	723,875	$10,100,836
Till M. Guldimann	441,745	$9,851,276	326,062	$4,146,667	767,807	$13,997,943
Paul C. Jeffers	110,082	$878,194	168,168	$1,859,763	278,250	$2,737,957
Ronald M. Lang	206,017	$3,172,457	419,951	$4,540,422	625,968	$7,712,879
James L. Mann	1,357,500	$27,701,609	349,500	$3,512,561	1,707,000	$31,214,170
John E. McArdle, Jr.	214,518	$2,774,544	211,920	$2,372,873	426,438	$5,147,417
Michael K. Muratore	579,125	$5,919,917	520,625	$5,708,985	1,009,750	$11,628,902
Brian Robins	189,444	$2,732,146	186,486	$2,191,086	375,930	$4,923,232
Michael J. Ruane	391,985	$6,643,765	382,690	$4,814,602	774,675	$11,458,367
Victoria E. Silbey	56,675	$735,181	126,075	$1,215,684	182,750	$1,950,865
James C. Simmons	456,638	$6,222,249	411,500	$4,722,495	868,138	$10,944,744
Bettina A. Slusar	145,684	$1,767,630	221,816	$2,532,540	367,500	$4,300,170
Richard C. Tarbox	419,185	$7,497,153	382,690	$4,814,602	801,875	$12,311,755
All executive officers as a group (20 persons)	8,434,592	$142,983,899	7,217,633	$82,931,998	15,652,225	$225,915,897

All executive officers who are not management participants or future management participants will receive cash in respect of their options in the amounts set forth above, less applicable withholding taxes. Executive officers who are management participants or future management participants will also be able to receive cash in respect of their options in the amounts set forth above (less applicable withholding taxes) by exercising their options immediately prior to the completion of the merger, and receiving in the merger the $36.00 per share merger consideration for the shares received upon such exercise. To the extent that a management participant wishes to exercise existing stock options, Credit Suisse First Boston has agreed to facilitate that exercise by being available, immediately prior to closing, to purchase the shares of SunGard common stock issuable upon exercise of such option from the management participant. This purchase will provide the management participant with immediately available funds to satisfy the exercise price owed to the Company as well as withholding taxes. Credit Suisse First Boston will purchase the option shares for the $36.00 per share merger price less a small discount, which will be no greater than 20 basis points, as well as a flat administrative fee, which will be no greater than $150,000 in the aggregate. Options held by management participants or future management participants that are not exercised prior to the completion of the merger will be counted toward such management participants’ agreed upon or permitted equity investment in the holding company or holding companies of the surviving corporation.

Certificate of Incorporation and Bylaws

The certificate of incorporation of the surviving corporation will be amended as of the effective time of the merger so as to contain the provisions, and only the provisions, contained immediately prior to the effective time of the merger in the certificate of incorporation of Merger Co, except that Article I will read “the name of the corporation is SunGard Data Systems Inc.” In addition, the bylaws of Merger Co, as in effect immediately prior to the effective date of the merger, will be the bylaws of the surviving corporation.

Directors and Officers

The directors of Merger Co immediately prior to the effective time of the merger will be the initial directors of the surviving corporation. The officers of the Company will be the initial officers of the surviving corporation, although James L. Mann will no longer serve as chairman of the board of directors.

Representations and Warranties

The merger agreement contains representations and warranties that the Company and Merger Co made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement between the Company and Merger Co, a copy of which is attached hereto as Annex A and which is incorporated by reference into this proxy statement, and may be subject to important qualifications and limitations agreed by such parties in connection with negotiating its terms. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable to shareholders or were used for the purpose of allocating risk between the Company and Merger Co rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. The Company is not currently aware of any specific undisclosed material facts that contradict the representations and warranties contained in the merger agreement. Our representations and warranties relate to, among other things:

•	our and our subsidiaries’ proper organization, good standing and corporate power to operate our businesses;

•	our certificate of incorporation and bylaws and that of our subsidiaries;

•	our capitalization, including in particular the number of shares of our common stock and stock options outstanding and the amount of our debt outstanding;

•	our corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the absence of any violation of or conflict with our organizational documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

•	required consents and approvals of governmental entities as a result of the merger;

•	our possession of all licenses and permits necessary to operate our properties and carry on our business;